February 7, 2006

Mail Stop 4561

Scott Kincer
Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California  92821

Re:	Datascension, Inc.
	Amendment No. 5 to Registration Statement on Form SB-2
      Filed January 30, 2006
      Registration No. 333-121851

Dear Mr. Kincer:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements

General

1. We note that in your previously filed periodic reports management has concluded that your disclosure controls and procedures are effective. Please advise us how you considered the adequacy of this disclosure in light of the material errors you have disclosed.

Statements of Cash Flows

2. We note that you have classified the changes in derivative and warrant liabilities within net cash used in financing activities. Please re-class the changes to show these amounts as a non-cash adjustment to reconcile net income to net cash provided by operating activities. Additionally, please apply this comment to the statements of cash flows within all of your filings, as appropriate.

Exhibit 23.1 and 23.2

3. Please update the auditor consents to reflect the dual-dated opinions on the financial statements.

Part II: Undertakings

4. Please include the undertaking required by Item 512(g)(2) of Regulation S-B.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Owen Naccarato, Esq. (via facsimile)

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Scott Kincer
Datascension, Inc.
February 7, 2006
Page 3